AMENDMENT
                                    TO
                         ADMINISTRATION AGREEMENT
                                    FOR
                         CARILLON INVESTMENT TRUST



       THIS IS AN AMENDMENT to the Administration Agreement dated
July 15, 1987 by and between Carillon Advisers, Inc. ("Adviser") and Carillon Investments, Inc. ("Administrator").

       RECITALS:

       1. Pursuant to this Agreement, the Administrator provides certain administrative services for Carillon Investment Trust
("CIT") on behalf of Adviser.

       2. For such services, the Adviser pays the Administrator a fee equal to .10% of the average net assets of CIT.

       3. After a review of the expenses being incurred by the Administrator in providing such services, it has been determined that it would be appropriate to increase the fee from .10% to
 .20% of the average net assets of CIT.

       4. The Board of Directors of both the Adviser and the Administrator has authorized and directed the appropriate officers to amend this agreement to increase the fee accordingly.

       NOW THEREFORE, in consideration of the above and of the mutual promises and covenants contained herein, the parties hereto agree as follows:

       1. Item 3 of the Administration Agreement is hereby amended to increase the fee from .10% to .20% of the average net assets of CIT.

       2. In all other respects, the Administration Agreement shall remain unchanged.

       3.  The effective date of this Amendment shall be January
1, 1989.

Executed at Hamilton County, Ohio, this  27 day of July,
1989.


   CARILLON ADVISERS, INC.             CARILLON INVESTMENTS, INC.



By  /s/ Michael A. Conway              By /s/ John F. Labmeier
   Michael A. Conway                      John F. Labmeier
   President                              Vice President and
                                          Assistant Secretary